Mail Stop 4569
September 27, 2005

By U.S. Mail and facsimile to (212) 403-2327

Mr. John A. Thain
Chief Executive Officer
New York Stock Exchange, Inc.
11 Wall Street
New York, New York  10005

      Re:      NYSE Group, Inc.
      Registration Statement on Form S-4, Amendment No. 1
      Filed on September 14, 2005
                        File Number 333-126780

Dear Mr. Thain:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Division of Market Regulation may have additional comments that will be forthcoming.

The NYSE and Archipelago are parties to pending lawsuits..., page
27

2. We note recent press reports indicating that Mr. Thain allegedly told NYSE members that money used to fund payments for lawsuits seeking to block the planned acquisition of Archipelago could drain the funding of payments that are to be made as part of the transaction. Please include disclosure to that effect in this risk factor and in later discussions of the lawsuits.

Certain Relationships and Related-Party Transactions, page 104

3. Refer to prior comment number 38 and please revise to disclose the financial statement effects of all related party transactions disclosed on pages 104 - 105 on the face of your consolidated statements of financial condition, income, and cash flows. If not material, please advise.

Permitted Dividends, page 106

4. Please provide the degree of certainty as to whether the permitted dividend will qualify as a distribution within the meaning of Section
301 of the Internal Revenue Code. Provide a risk factor regarding the uncertainty.

The Mergers, page 107

5. Delete the first sentence at the bottom of page 107. You must have either a tax opinion or the private letter ruling prior to effectiveness regardless of whether they are conditions to the Merger.

No Floor for consideration, page 120

6. Please also include this disclosure in the Summary section.

Illustrative Examples..., page 123

7. In your next filing, provide examples with numbers. In the alternative, provide them on a supplemental basis in your response letter to us.

Unaudited Pro Forma Condensed Combined Financial Data For NYSE
Group,
page 250

8. Please revise to include disclosures about exclusion of the PCX and Wave Securities transactions and the reason for the exclusion in the headnote to the unaudited pro forma financial data section.

NYSE Financial Statements

Note 10 - Litigation and Other Matters, page F-18

9. Refer to prior comment number 74 and revise to list the compensation amounts paid to date to the former chairman, the amounts that you believe should be repaid by the former chairman, the range of possible damages claimed by the former chairman, and the amounts currently accrued and due to the former chairman. Please discuss the timing of the payments in your disclosures.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Isa Farhat at (202) 551-3485 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3491 with any other
questions.



Sincerely,




Todd K. Schiffman

Assistant Director



cc:	David C. Karp, Esq.				John Evangelakos, Esq.
      Wachtell, Lipton, Rosen & Katz		Sullivan & Cromwell
LLP
	51 West 52nd Street				125 Broad Street
            New York, New York  10019			New York, New
York
10004